
January 25, 2024

Vaibhav Teneja
Chief Financial Officer
Tesla, Inc.
1 Tesla Road
Austin, TX 78725

> **Re: Tesla, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2022**
> **Filed January 31, 2023**
> **File No. 001-34756**

Dear Vaibhav Teneja:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Manufacturing